FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-261764-01

Sent: Tuesday, October 25, 2022 3:01 PM
Subject: BMARK 2022-B37 – Launch (Public)(External)
Importance: High

BMARK 2022-B37 – Launch (Public)(External)

Fixed Rate CMBS Offering

Co-Lead Managers & Joint Bookrunners: Goldman Sachs & Co. LLC, Deutsche Bank

Securities, J.P. Morgan, Citigroup

Co-Managers: Drexel Hamilton, Academy Securities

Class	S&P/Fitch/KBRA	Size ($mm)	C/E	WAL	Cum LTV	U/W NOI Debt Yld	Launch	Approx $px*
A-1	AAA(sf)/AAAsf/AAA(sf)	$13.214	30.000%	2.69	35.6%	19.0%	P+150	WAC / ~99.87
A-2	AAA(sf)/AAAsf/AAA(sf)	$120.920	30.000%	4.86	35.6%	19.0%	P+150	WAC / ~101.33
A-4	AAA(sf)/AAAsf/AAA(sf)	$190.000	30.000%	9.77	35.6%	19.0%	P+195	Fixed Cpn / ~98.70**
A-5	AAA(sf)/AAAsf/AAA(sf)	$243.284	30.000%	9.87	35.6%	19.0%	P+195	WAC / ~100.70
A-SB	AAA(sf)/AAAsf/AAA(sf)	$15.349	30.000%	7.39	35.6%	19.0%	P+192	WAC / ~100.39
A-S	AA+(sf)/AAAsf/AAA(sf)	$79.090	20.500%	9.94	40.4%	16.7%	P+255	WAC / ~96.38
B	NR(sf)/AA-sf/AA(sf)	$41.626	15.500%	9.95	42.9%	15.7%	P+295	WAC / ~93.62
C	NR(sf)/A-sf/A-(sf)	$35.383	11.250%	9.95	45.1%	15.0%	P+405	WAC / ~86.51

* Approx $px assumes current rates and price guidance levels

** A4 coupon is subject to a WAC Cap

Collateral Summary
Initial Pool Balance:	$832,525,276
Number of Mortgage Loans:	39
Number of Mortgaged Properties:	90
Average Cut-off Date Mortgage Loan Balance:	$21,346,802
Weighted Average Mortgage Interest Rate:	5.771%
Weighted Average Remaining Term to Maturity (months):	110
Weighted Average Remaining Amortization Term (months):	355
Weighted Average Cut-off Date LTV Ratio:	50.8%
Weighted Average Maturity Date LTV Ratio:	49.0%
Weighted Average Underwritten NCF DSCR:	2.03x
Weighted Average Debt Yield on Underwritten NOI:	13.3%
% of Mortgaged Properties with Single Tenants:	6.0%
% of Mortgage Loans with Subordinate Debt:	7.5%

Property Type:	26.0% Office, 24.7% Retail, 13.5% Hospitality, 11.8% Industrial, 8.3% Multifamily, 7.2% Other, 5.9% Self Storage, 2.7% Mixed Use
Top 5 States:	26.1% New York, 15.3% Florida, 7.0% Michigan, 6.1% Texas, 5.3% Illinois
Risk Retention:	Horizontal
Master Servicer:	Midland Loan Services
Special Servicers:	Rialto Capital Advisors LLC
Operating Advisor:	Pentalpha Surveillance LLC
Trustee:	Computershare Trust Company, National Association
Cert. Administrator:	Computershare Trust Company, National Association

Anticipated Timing
Anticipated Pricing:	Today at ~3:30PM ET
Anticipated Settlement:	11/03/2022

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") (SEC File No. 333-261764) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov<http://www.sec.gov/>.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

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